ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2017 AND 2018

F-1

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Zhongdehui (SZ) Development Co., Limited :

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Zhongdehui (SZ) Development Co., Limited (“the Company”) as of December 31, 2018 and 2017, and the related statements of loss and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred recurring losses from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 6 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2018.

Singapore

July 5, 2019

F-3

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2017 AND 2018

	As of December 31,
	2018	2017
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	32,908	226,043
Other receivables	3,428	31,470
Prepaid expenses and other current assets	14,677	7,831
Total current assets	51,013	265,344

Non-current assets:
Leasehold improvements, furniture and equipment, net	22,438	175,857
Deferred tax assets, net	129,812	138,401
Total non-current assets	152,250	314,258
Total assets	203,263	579,602

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	147,269	342,920
Other payables and accruals	11,069	56,125
Amount due to related parties	158,052	620,546
Total current liabilities	316,390	1,019,591
Total liabilities	316,390	1,019,591

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT)
Share capital	325,110	136,494
Capital reserve	199,040
Foreign currency translation reserve	(9,224)	(13,994)
Accumulated deficit	(628,053)	(562,489)
Total equity (deficit)	(113,127)	(439,989)
Total liabilities and equity	203,263	579,602

The accompanying notes are an integral part of the financial statements.

F-4

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	For the years ended December 31,
	2018	2017
	US$	US$
Revenue	780,574	431,529
Cost of revenue	(154,192)	(101,886)
Gross profit	626,382	329,643

Selling and marketing expenses	(28,059)	(19,245)
General and administrative expense	(661,072)	(581,289)
Operating (loss) income	(62,749)	(270,891)

Other expenses, net	(1,673)	(19,166)
Income (loss) before income taxes	(64,422)	(290,057)

Income (taxes) benefits	(1,142)	50,860
Net loss for the year	(65,564)	(239,197)

Foreign currency translation differences	4,770	(28,214)
Total comprehensive loss for the year	(60,794)	(267,411)

The accompanying notes are an integral part of the financial statements.

F-5

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Deficit)	Total Equity (Deficit)
	US$	US$	US$	US$	US$
Balance at January 1, 2017	-	-	14,220	(323,292)	(309,072)
Capital contribution	136,494	-	-	-	136,494
Loss for the year	-	-	-	(239,197)	(239,197)
Foreign currency translation loss	-	-	(28,214)	-	(28,214)
Balance at December 31, 2017	136,494	-	(13,994)	(562,489)	(439,989)

Capital contribution	188,616		-	-	188,616
Waiver of shareholders’ loan	-	199,040	-	-	199,040
Loss for the year	-		-	(65,564)	(65,564)
Foreign currency translation gain	-		4,770	-	4,770
Balance at December 31, 2018	325,110	199,040	(9,224)	(628,053)	(113,127)

The accompanying notes are an integral part of the financial statements.

F-6

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	For the years ended December 31,
	2018	2017
	US$	US$
Cash flows from operating activities:
Loss before tax	(64,422)	(290,057)

Adjustments for:
Depreciation expense	83,193	76,191
Loss from sale of furniture and equipment	8,653	-
Written off of rental deposits	27,260	-
Impairment of leasehold improvements and equipment	55,919	-
Changes in:
Other receivables	175	(884)
Prepaid expenses and other current assets	(7,572)	(7,541)

Other payables and accruals	(43,769)	14,508
Deferred revenue	(184,467)	218,852
Net cash (used in) provided by operating activities	(125,030)	11,069

Cash flows from investing activities:
Additions to leasehold improvements and equipment	-	(27,158)
Proceeds from sale of furniture and equipment	2,131	-
Capital contribution	188,616	136,494
Net cash provided by investing activities	190,747	109,336

Cash flows from financing activities:
Proceeds from advances from related parties	153,528	308,538
Repayment of advances to related parties	(400,798)	(268,184)
Net cash (used in) provided by financing activities	(247,270)	40,354

Effect of exchange rate changes on cash and cash equivalents	(11,582)	6,723

Net (decrease) increase in cash and cash equivalents	(193,135)	167,482
Cash and cash equivalents at the beginning of year	226,043	58,561
Cash and cash equivalents at the end of year	32,908	226,043

The accompanying notes are an integral part of the financial statements.

F-7

ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

1.	DESCRIPTION OF BUSINESS

Zhongdehuia (SZ) Development Co., Ltd (“ZDSE” or the “Company”) was incorporated as a limited company in the Peoples’ Republic of China (the “PRC”) on January 19, 2016. ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields. The Company conducts business in one segment which provide educational services in the PRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net loss of $65,564 and $239,197 during the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the Company had net current liability of $265,377 and $754,247, respectively, and an deficit on total equity of $113,127 and $439,989, respectively.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(b)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of leasehold improvements and equipment, allowance for doubtful accounts and etc.. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at December 31, 2017 and 2018.

F-8

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(d)	Leasehold Improvement, Furniture and Equipment

An item of leasehold improvement, furniture and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of leasehold improvement, furniture and equipment comprises its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of leasehold improvement, furniture and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	5 years

The assets’ residual value, useful lives, and depreciation method are regularly reviewed.

(e)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement, furniture and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. Impairment losses are included in the administrative expenses. The Company recorded long-lived asset impairment of $nil and $55,919 during the year ended December 31, 2017 and 2018.

(f)	Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2016 to July 2018, the Company is a small-scale taxpayer and in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Since August 2018, the Company became general taxpayer and subject to a VAT rate of 6%.

F-9

(g)	Income Recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

Revenue is generated through delivery services when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income, and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

(h)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

(i)	Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar and the functional currency is the Chinese Renminbi (“RMB”). All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

F-10

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

The exchange rates utilized as follows:

	2018	2017
Year-end RMB exchange rate	6.88	6.51
Average annual RMB exchange rate	6.60	6.76

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(j)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 80% of the Company’s cash and cash equivalents are in RMB.

(k)	Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(l)	Fair Value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents and accounts payable. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair values due to the short-term maturities of these instruments.

(m)	Income Taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations in the period of change.

F-11

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

(n)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(o)	Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2018, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality. The Company did not have any customers constituting 10% or more of the net revenues in the fiscal years 2017 and 2018.

(p)	Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(q)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

F-12

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company expects to adopt ASU 2016-02 in the first quarter of fiscal year 2019. The Group has substantially completed the assessment of the impacts of the new standard to its existing lease contracts. The Company does not believe the adoption of this ASU would have a material effect on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method for each period presented. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

F-13

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	LEASEHOLD IMPROVEMENT, FURNITURE AND EQUIPMENT, NET

	As of December 31,
	2018	2017
Furniture and education equipment	$35,291	93,777
Computer equipment and software	15,157	16,278
Leasehold improvements	-	187,975
	$50,448	298,030
Less: accumulated depreciation	(28,010)	(122,173)
	22,438	175,857

Depreciation expense for the years ended December 31, 2018 and 2017 was $83,193 and $76,191, respectively.

The Company recorded long-lived asset impairment losses of $55,919 during the year ended December 31, 2018, including $33,882 for leasehold improvement and $22,037 for the furniture. The Company did not record any long-lived asset impairment losses during the year ended December 31, 2017.

4.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2018	2017
Accrued payroll and welfare payable	$9,690	25,493
Amounts reimbursable to employees (a)	-	4,252
VAT and other taxes payable	1,379	10,467
Others (b)	-	15,913
	$11,069	56,125

(a)	Amounts reimbursable to employees include travelling and the related expenses.
(b)	Others primarily include conference fee and other miscellaneous expenses payable.

5.	INCOME TAXES

Income tax expense (benefits)

	For the year ended December 31,
	2018	2017
Current tax expense	$-	$-
Deferred tax benefits	1,142	(50,860)
	$1,142	$(50,860)

The Company’s tax charge comes solely from the tax jurisdiction in the PRC, which has a statutory tax rate of 25% (2017: 25%).

A reconciliation of the effective tax rates from 25% statutory tax rates for the years ended December 31, 2017 and 2018 is as follows:

	For the year ended December 31,
	2018	2017
Loss before tax	$(64,422)	$(290,057)
Tax credit calculated at statutory tax rate	(16,105)	(72,514)
Expense not deductible for tax	17,247	21,654
	$1,142	$(50,860)

F-14

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are offset when income taxes are related to the same fiscal authority. Deferred income taxes are calculated on all temporary differences under the asset and liability method using a 25% principal tax rate

The movement in the deferred income tax account is as follows:

	2018	2017
At January 1	$138,401	$80,176
Charged (credited) to the statement of loss	(1,142)	50,860
Exchange difference	(7,447)	7,365
At December 31	$129,812	$138,401

Deferred tax assets and temporary differences are recognized if the realization of the tax benefit is probable.

Deferred tax assets are recognized for tax loss and carry forwards only to the extent that realization of the related tax benefit through the future taxable profits is probable. As of the year ended December 31, 2018, the Company had net operating loss carried-forwards of $519,248, which will expire on various dates from December 31, 2021 to December 31, 2023.

6.	RELATED PARTIES TRANSACTIONS

The Company had the following balances and transactions with related parties:

(a)	Amount due to related parties

		As of December 31,
	Relationship	2018	2017
Hengqing Investment Consultation(SZ) Partnership Business (LP)	Company controlled by Qing Zuo	$24,052	$-
Henghui Investment Consultation(SZ) Partnership Business (LP)	Company controlled by Qing Zuo	64,008	-
Qing Zuo	Majority shareholder and executive chairman until June 27, 2018 and November 28, 2018, respectively. Currently Chairman of the Board since December 20, 2018	33,473	83,409

Mengling Zhang	General manager	36,519	537,137
Total		$158,052	$620,546

The balances represent cash advances or loans due to related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

(b)	Transactions

		For the year ended December 31,
	Relationship	2018	2017
Qing Zuo:	Majority shareholder and executive chairman until June 27, 2018 and November 28, 2018, respectively. Currently Chairman of the Board since December 20, 2018
Tutor fee		13,320	2,726

Mengling Zhang:	General manager
Tutor fee		18,057	1,969

Total		$31,377	4,695

The Company paid coaching fees to related parties during the years ended December 31, 2017 and 2018.

F-15

7.	RESERVES

(a)	Legal reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2017 and 2018, the Company did not accrue any legal reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

8.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leased the office in Shenzhen, the PRC, under operating leases terminating in March 2019. Rent expense for the years ended December 31, 2017 and 2018 was $143,860 and $150,299, respectively.

Future minimum lease payments for leases with initial or remaining non-cancelable lease terms in excess of one year are as follows:

The future minimum lease payments under non-cancellable operating leases in respect of the Company’s office are as follows:

	2018	2017
Within 1 year	$50,201	$152,543
After 1 year but within 5 years	-	53,074
	$50,201	$205,617

9.	SUBSEQUENT EVENTS

In March 2019, the Company terminated the lease for the office in Shenzhen, PRC three months early of the one year term, which caused the forfeiture of the security deposit amounting to $27,260 and the impairment loss of leasehold improvements and equipment amounting to $55,919.

F-16